August 25, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:                             NRG Energy, Inc., NRG Yield, Inc. and GenOn Energy, Inc.

Forms 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File Nos. 001-15891, 001-36002 and 001-16455

Dear Ms. Thompson:

We are in receipt of the letter dated August 20, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings of NRG Energy, Inc. (the “Company”), NRG Yield, Inc. and GenOn Energy, Inc. This letter confirms that the Commission has agreed to provide a ten (10) business day extension for the Company’s response to ensure the Company has adequate time and resources to prepare its response. The Company intends to submit its response to the Comment Letter on or before September 18, 2015.

Please contact David Callen, Vice President and Chief Accounting Officer, at (609) 524-4734, or me at (609) 524-5171 with any questions you may have.

Sincerely,

/s/ Brian Curci

Brian Curci
Deputy General Counsel and
Corporate Secretary

cc:                                Kirkland B. Andrews, Chief Financial Officer, NRG Energy, Inc.

David Callen, Chief Accounting Officer, NRG Energy, Inc.